UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 221,966,846 common shares represented to be outstanding by the Issuer as of November 7, 2007, as reported in its current report on Form 6-K filed with the SEC on November 13, 2007, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 221,966,846 common shares represented to be outstanding by the Issuer as of November 7, 2007, as reported in its current report on Form 6-K filed with the SEC on November 13, 2007, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 31, 2007 (as amended by Amendment No. 2, the “Schedule 13D”) by Newmont Mining Corporation of Canada Limited, a federal corporation under the Canada Business Corporation Act (“Newmont Canada”), and Newmont Mining Corporation, a Delaware corporation (“Newmont,” and together with Newmont Canada, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used and not defined have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On December 6, 2007, Newmont and the Issuer issued a press release announcing the extension of the Offer from 5:00 p.m. (Toronto time) on December 6, 2007 to 5:00 p.m. (Toronto time) on December 21, 2007 to accommodate a condition of the Offer requiring approval of the acquisition under the Investment Canada Act that has not yet been satisfied. An advance ruling certificate was received from the Commissioner of Competition under the Competition Act (Canada) on November 23, 2007, which permits Acquisition Sub to proceed with the transaction under the Competition Act (Canada). As disclosed in the press release, Newmont has been advised that each senior officer and director of the Issuer has deposited their common shares into the Offer in accordance with the terms of the Lock-Up Agreements.

On December 7, 2007, Acquisition Sub mailed its Notice of Extension, dated December 6, 2007 (the “Notice of Extension”), with respect to its extension of the Offer until 5:00 p.m. (Toronto time) on December 21, 2007 as described in the preceding paragraph. The description of the Notice of Extension is qualified in its entirety by the actual terms of the Notice of Extension filed as Exhibit 7.10 to this Schedule 13D, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to replace the second sentence of paragraph (a) thereof with the following:

Those 37,000,000 common shares represent approximately 15.4% of the 221,966,846 common shares represented to be outstanding by the Issuer as of November 7, 2007, as reported in its current report on Form 6-K filed with the SEC on November 13, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to replace the first paragraph set forth therein with the following:

See the description of the Commitment Letter described in Item 3 above, and the Support Agreement, the Lock-Up Agreements, the Take-Over Bid Circular, the Directors’ Circular and the Notice of Extension described in Item 4 above, each of which is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.9 Press Release issued by Newmont and the Issuer on December 6, 2007. Incorporated by reference to the Form 8-K filed by Newmont on December 6, 2007.

Exhibit 7.10 Notice of Extension, dated December 6, 2007. Incorporated by reference to the Schedule 14D-1F/A, Amendment No. 2, filed by Newmont and Acquisition Sub on December 7, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: December 7, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: December 7, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary